3: FOR IMMEDIATE RELEASE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated November 3, 2004

 FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED THIRD QUARTER 2004

AND YEAR TO DATE RESULTS

THIRD QUARTER

Revenues Up 4.9%, Operating Income Increased 5.8%, EBITDA() Up 1.4%, Net Income Increased 23.7% to US$0.13 per ADR

YEAR TO DATE

Revenues Up 7.8%, Operating Income Increased 46.8%, EBITDA(1) Up 17.6%, Net Income Decreased 40.4% to US$0.56 per ADR

(Santiago, Chile, November 3, 2004) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the third quarter and nine months ended September 30, 2004. All US$ figures are based on the exchange rate effective September 30, 2004 (US$1.00 = Ch$608.90).

COMMENTS FROM THE CEO

Third quarter results were positive compared to the third quarter of 2003, with consolidated revenues up by 4.9% and operating income by 5.8%. During this period, most of our businesses had a very solid performance. The beer Argentina segment increased its revenues 13.1% and improved its operating results by US$0.8 million, due to higher sales volume and price recovery in US dollar terms, rising from US$29/HL in Q3'03 to US$33/HL in Q3'04.

The soft drinks, mineral water and nectars business increased its volumes by 4.0% and its operating results by US$0.5 million, having experienced volume growth in all of its categories.

The wine segment reverted its tendency, improving its operating income by US$0.3 million compared to the same period of last year, in spite the 9.5% appreciation of the Chilean peso. This was a result of the rationalization plan, including costs, expenses and number of SKUs implemented by Viña San Pedro since the end of 2003 and higher prices in the domestic market as well as in exports, measured in US dollars.

The pisco business has continued developing in a very positive manner with its two brands, "Ruta Norte" and "Ruta Sour", reaching a market share of 17.7% according to the latest AC Nielsen measurement.

During the third quarter, we began the operation of "Plan Punto Máximo" in all our business units in Chile. This plan aim to improve segmentation and execution in every point of sale to achieve higher client and consumer satisfaction and higher profitability for the client and the Company.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q3'04 Total revenues increased 4.9% to Ch$94,625 million (US$155.4 million) as a result of higher consolidated volumes and higher consolidated average prices. Consolidated volumes growth is explained by an increase of 12.3% in beer Argentina, 4.0% in the soft drinks segment, 2.9% in beer Chile and 5.7% in the Chilean bottled export wine business. The increase in average prices is explained by increases of 2.1% in beer Chile, 16.5% in Chilean domestic wine, 2.4% in nectars and 1.1% in beer Argentina.

YTD Accumulated revenues increased 7.8% and amounted to Ch$292,385 million (US$480.2 million).

Revenues by segment

	Q3 (US$ million)
	2003		2004		% Chg.
Beer - Chile	51.1	34.5%	53.4	34.4%	4.4%
Beer - Argentina	11.3	7.6%	12.8	8.2%	13.1%
Soft Drinks & Mineral Water	42.9	28.9%	43.6	28.1%	1.8%
Wine	40.5	27.3%	39.0	25.1%	-3.5%
Others	2.5	1.7%	6.6	4.2%	168.6%
TOTAL	148.2	100.0%	155.4	100.0%	4.9%

	Year to Date (US$ million)
	2003		2004		% Chg.
Beer - Chile	165.7	37.2%	179.6	37.4%	8.4%
Beer - Argentina	35.6	8.0%	47.1	9.8%	32.1%
Soft Drinks & Mineral Water	132.6	29.8%	137.2	28.6%	3.5%
Wine	105.4	23.7%	100.0	20.8%	-5.1%
Others	5.9	1.3%	16.2	3.4%	172.7%
TOTAL	445.3	100.0%	480.2	100.0%	7.8%

GROSS PROFIT

Q3'04 Increased 5.8% to Ch$45,374 million (US$74.5 million) as a result of 4.9% higher revenues, partially offset by a 4.1% higher cost of goods sold, which amounted to Ch$49,252 million (US$80.9 million). The increase in cost of goods sold is explained by the beer Chile and soft drinks segments and the higher sales level of pisco. In Q3'04, the gross profit margin, as a percentage of sales, increased from 47.5% to 48.0%.

YTD Increased 13.6%, amounting to Ch$149,285 million (US$245.2 million). The consolidated gross margin increased 2.6 percentage points to 51.1%.

OPERATING RESULTS

Q3'04 Amounted to Ch$8,034 million (US$13.2 million), 5.8% higher than Q3'03 due to higher gross profit, partially offset by 5.8% higher selling general & administrative expenses (SG&A). SG&A increased from Ch$35,306 million (US$58.0 million) in Q3'03 to Ch$37,340 million (US$61.3 million) in Q3'04 mainly due to higher SG&A expenses associated with the beer Chile, beer Argentina and wine segments. The consolidated operating margin for the period increased from 8.4% to 8.5%.

YTD Increased 46.8% to Ch$35,770 million (US$58.7 million). The operating margin increased 3.2 percentage points to 12.2%.

Operating Income and Operating Margin by Segment

		Q3		Q3
	Operating Income (US$ million)			Operating Margin
	2003	2004	% Chg	2003	2004
Beer - Chile	10.2	9.3	-8.5%	19.9%	17.5%
Beer - Argentina	-2.5	-1.7	32.0%	-21.8%	-13.1%
Soft Drinks & Mineral Water	1.5	2.0	33.2%	3.5%	4.6%
Wine	2.8	3.1	11.9%	7.0%	8.1%
Others	0.4	0.4	-9.1%	0.0%	2.8%
TOTAL	12.5	13.2	5.8%	8.4%	8.5%

	Year to Date
	Operating Income (US$ million)			Operating Margin
	2003	2004	%Chg	2003	2004
Beer - Chile	33.9	42.9	26.5%	20.5%	23.9%
Beer - Argentina	-8.2	-2.2	73.5%	-23.1%	-4.6%
Soft Drinks & Mineral Water	5.9	10.7	80.7%	4.5%	7.8%
Wine	8.3	6.6	-20.7%	7.9%	6.6%
Others	0.1	0.7	789.9%	0.3%	2.0%
TOTAL	40.0	58.7	46.8%	9.0%	12.2%

EBITDA

Q3'04 Increased 1.4%, to Ch$17,880 million (US$29.4 million), while the consolidated EBITDA margin (EBITDA as a percentage of sales), was 0.6 percentage points lower than in Q3'03, equivalent to 18.9%.

YTD Increased 17.6%, to Ch$66,078 million (US$108.5 million). The EBITDA margin increased 1.9 percentage points to 22.6%.

NON-OPERATING RESULTS

Q3'04 Improved by Ch$275 million (US$0.5 million) compared to the same quarter last year, from a loss of Ch$1,841 million (US$3.0 million) to a loss of Ch$1,566 million (US$2.6 million). The better non-operating results are mainly explained by:

    Foreign currency exchange result, which improved from a loss of Ch$499 million (US$0.8 million) to a gain of Ch$149 million (US$0.2 million), due to the positive effect of the variation of the exchange rate during the quarter on the Company's foreign currency net exposure position.

    Other non-operating income/expenses, which improved from a loss of Ch$512 million (US$0.8 million) in Q3'03 to a loss of Ch$221 million (US$0.4 million) this quarter, mainly due to a non-recurrent write-down in Q3'03 of other investments.

    Price level restatement, which increased from a gain of Ch$252 million (US$0.4 million) to a gain of Ch$614 million (US$1.0 million) in Q3'04, mainly due to higher net monetary assets balance and a higher inflation rate during Q3'04.

These positive effects were partially offset by:

    Financial income/expenses, which decreased from a loss of Ch$480 million (US$0.8 million) in Q3'03 to a loss of Ch$1,661 million (US$2.7 million) in Q3'04, mainly due to lower prevailing interest rates and lower cash balances invested in time deposits.

YTD Decreased from a gain of Ch$17,128 million (US$28.1 million) to a loss of Ch$6,761 million (US$11.1 million), mainly due to the absence of the gain generated last year in connection with the sale of the Croatian brewery, Karlovacka Pivovara (KP).

NET INCOME

Q3'04 Increased by 23.7% in relation to Q3'03, reaching Ch$5,215 million (US$8.6 million), mainly due to higher operating income, better non-operating results and lower income taxes, mainly due to lower deferred income tax charges and better results in the beer Argentina business.

YTD Decreased from Ch$36,656 million (US$60.2 million) to Ch$21,839 million (US$35.9 million), mainly due to the absence of the extraordinary gain generated last year in connection with the sale of KP.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products (beer, soft drinks, wine, etc.) and to those derived from the sale of other non-core products. The results of the Company's pisco business and plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on volume sales, number of employees and number of transactions, among others.

(** Note: the comments below regarding volumes and pricing refer to Q3'04.)
BEER CHILE

Revenues increased 4.4% to Ch$32,508 million (US$53.4 million), as a result of 2.9% higher sale volumes and a 2.1% higher real average price.

Operating Income decreased 8.5% to Ch$5,681 million (US$ 9.3 million), mainly as a result of higher SG&A expenses and higher cost of goods sold partially offset by higher revenues. Cost of goods sold increased 4.6% to Ch$13,444 million (US$22.1 million), mainly due to a lower adjustment related to bottles' warranties, partially offset by lower direct costs as a consequence of the appreciation of the chilean peso. SG&A increased 10.8% to Ch$13,384 million (US$22.0 million) reaching 41.2% of sales, 2.4% percentage points higher than in Q3'03, mainly due to higher marketing expenses as a result of increased activities at the point of sale and the Heineken brand, in addition to higher salaries. The operating margin decreased from 19.9% to 17.5%.

EBITDA decreased 3.6% to Ch$10,509 million (US$17.3 million), while the EBITDA margin was 32.3% of sales, 2.7 percentage points lower than in Q3'03.

Comments The premium segment has continued growing, reflected in the higher sales of the Heineken, Kunstmann, Royal, Austral and Budweiser brands. In July, "Plan Punto Máximo" was initiated in the beer division. This plan consists of improving segmentation and execution in every point of sale to achieve higher client and consumer satisfaction and higher profitability for both the client and the Company.

BEER ARGENTINA

Revenues increased 13.1% to Ch$7,769 million (US$12.8 million), due to 12.3% higher sale volumes and 1.1% higher prices measured in Chilean pesos. In US dollar terms, prices increased 13.7%.

Operating Income improved from a loss of Ch$1,500 million (US$2.5 million) in Q3'03 to a loss of Ch$1,019 million (US$1.7 million) in Q3'04, as a result of higher revenues and lower cost of goods sold and SG&A expense as a percentage of sales. Cost of goods sold decreased slightly to Ch$4,582 million (US$7.5 million) this quarter. As a percentage of sales, cost of goods sold decreased from 66.8% to 59.0%, mainly due to lower depreciation and the dilution of fixed costs. SG&A expense increased from Ch$3,781 million (US$6.2 million) to Ch$4,207 million (US$6.9 million), mainly as a result of higher marketing expenses, principally related to the Schneider, Heineken and Budweiser brands, in addition to higher freight and distribution expenses, partially offset by lower depreciation. As a percentage of sales, SG&A expense decreased from 55.0% to 54.1%.

EBITDA improved from Ch$160 million (US$0.3 million) to Ch$319 million (US$0.5 million) this quarter, while the EBITDA margin was 4.1%, compared with 2.3% in Q3'03.

Comments Sale volumes continued growing along with prices, mainly as a result of higher sales of Schneider, Budweiser and Heineken. The Company increased its market share to 15.6% as of Q3'04, up from 14.7% a year ago. Additionally, prices continued recovering in US dollar terms reaching US$33 per HL in Q3'04 compared with US$29 per HL a year ago, improving the profitability of this segment.

.
SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 1.8% to Ch$26,566 million (US$43.6 million), due to 4.0% higher sale volumes in all categories, partially offset by 2.2% lower prices, due to price decreases in the soft drinks and mineral water categories.

Operating Income improved 33.2% from Ch$922 million (US$1.5 million) in Q3'03 to Ch$1,228 million (US$2.0 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold. Cost of goods sold increased 2.8% to Ch$12,987 million (US$21.3 million) mainly due to higher volumes. As a percentage of sales, cost of goods sold increased from 48.4% to 48.9%. SG&A expense decreased 1.6% to Ch$12,351 million (US$20.3 million), mainly due to lower marketing expenses and third party services. The operating margin improved from 3.5% to 4.6% in Q3'04.

EBITDA increased 4.6% from Ch$3,688 million (US$6.1 million) in Q3'03 to Ch$3,857 million (US$6.3 million) in Q3'04. The EBITDA margin increased from 14.1% in Q3'03 to 14.5% this quarter.

Comments The profitability of this segment has continued improving, demonstrated by an increase of 33.2% in operating income. During the quarter the positive trend in nectar and mineral water volumes also continued. Nectars grew 12.8% and mineral water 15.3%. During the quarter, Ginger Ale Light and the new Sport Bottle for Gatorade were launched. Additionally, the license agreement with Watt's was renewed on a long-term basis.

WINE

Revenues decreased 3.5% to Ch$23,766 million (US$39.0 million), as a result of 8.8% lower sale volumes in the Chilean domestic market, lower sales of bulk wine and the effect of the appreciation of the Chilean peso in the bottled export wine business, in spite of volume growth of 5.7% and 10.8% higher prices in US dollar terms. These effects were partially offset by 16.5% higher prices in the Chilean domestic wine business, which affected domestic demand.

Operating Income increased 11.9% to Ch$1,916 million (US$3.1 million), due to lower cost of goods sold partially offset by lower revenues and higher SG&A. Cost of goods sold decreased 6.8% from Ch$16,897 million (US$27.8 million) in Q3'03 to Ch$15,743 million (US$25.9 million) this quarter, mainly due to lower direct costs. SG&A increased 1.4% to Ch$6,106 million (US$10.0 million), mainly due to higher salaries as a result of bonus provision during last year partially offset by lower transportation expenses. Accordingly, the operating margin increased from 7.0% in Q3'03 to 8.1% in Q3'04.

EBITDA increased 14.0%, to Ch$2,639 million (US$4.3 million), while the EBITDA margin increased from 9.4% to 11.1%.

Comments The profitability of this segment reverted its tendency due to the improvement in operating results, in spite of a stronger Chilean peso. The improvement in profitability was a consequence of the program to rationalize costs, expenses and SKUs, as well as improved prices both in the domestic market and in the export market in US$ dollar terms. Tabalí wines were launched in UK, during the Polo Coronation Cup last July, and in Chile last September. These wines will strength the premium wine category of the San Pedro Wine Group.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended September 30, 2004 was 11.9%, increasing 3.1 percentage points when compared with the same period of last year.

	ROCE	ROCE
	2004	2003(*)

Beer Chile	29.9%	18.0%
Beer Argentina	-1.3%	-9.0%
Soft Drinks	14.8%	11.4%
Wine	1.1%	7.4%
Consolidated	11.9%	7.8%

(*) If the extraordinary gain on Karlovacka Pivovara's sale is taken into consideration, the ROCE was 12.6%.

(Five exhibits to follow)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Bartel

Chief Financial Officer

Date: November 3, 2004